

April 24, 2024

Victor Huang
Chief Executive Officer
Airship AI Holdings, Inc.
8210 154th Ave NE
Redmond, WA 98052

> **Re: Airship AI Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 10, 2024**
> **File No. 333-276932**

Dear Victor Huang:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 21, 2024 letter.

Amendment No. 2 to Form S-1

Selling Securityholders, page 79

1. Please refer to prior comment 6 where we requested disclosure of the potential profit the selling securityholders would earn based on the current trading price. In response, you disclosed two examples of potential profits. Please disclose the potential profit each selling securityholder would earn based on the current trading price, to the extent applicable.

Victor Huang
Airship AI Holdings, Inc.
April 24, 2024
Page 2

Please contact Kathleen Krebs at 202-551-3350 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mitchell S. Nussbaum